File No. 333-

CIK #0001848252

United States

Securities And Exchange Commission

Washington, D.C. 20549-1004

Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust: invesco Unit Trusts, Series 2161

B.	Name of Depositor: Invesco capital markets, inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	Invesco capital markets, inc.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW	11 Greenway Plaza
Washington, DC 20004-2541	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date
of the Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated July 12, 2021

invesco UNIT TRUSTS, SERIES 2161

Global Technology Leaders CDA Portfolio 2021-4

American Innovation Leaders CDA Portfolio 2021-3

The attached final prospectus for the prior series of Invesco Unit Trusts, Series 2140 (each, a “Prior Series” and together, the “Prior Series”), is hereby used as a preliminary prospectus for the above stated series (each, a “New Series” and together, the “New Series”). The narrative information and structure of the attached final prospectus with respect to the Prior Series will be substantially the same as that of the final prospectus for the New Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in the New Series is not now available and will be different since each New Series has a unique portfolio. Accordingly, the information contained herein with regard to the Prior Series should be considered as being included for informational purposes only.

Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus for the Prior Series from Invesco Unit Trusts, Series 2140 (Registration No. 333-255369), as filed with the U.S. Securities and Exchange Commission on June 14, 2021, which shall be used as a preliminary prospectus for the New Series).

The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1	Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518), as filed with the U.S. Securities and Exchange Commission on December 6, 2012.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799), as filed with the U.S. Securities and Exchange Commission on May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240), as filed with the U.S. Securities and Exchange Commission on June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).
3.2	Opinion and Consent of Counsel as to the federal and New York income tax status of securities being registered (to be supplied by amendment).
3.3	Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).
4.1	Consent of Initial Evaluator (to be supplied by amendment).
4.2	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2065 (File No. 333-238223), as filed with the U.S. Securities and Exchange Commission on July 17, 2020.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2136 (File No. 333-255365) dated June 3, 2021.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2161, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 12th day of July, 2021.

invesco Unit Trusts, SERIES 2161
(Registrant)

By: Invesco Capital Markets, Inc.
(Depositor)

By: /s/ TARA BAKER
Vice President, Business Operations and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 12, 2021, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*	An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.